EDGAR CORRESPONDENCE
April 25, 2023
U.S. Securities and Exchange Commission
Division of Investment Management – Disclosure Review and Accounting Office
100 F Street NE
Washington DC 20549
Attention: Lisa Larkin

Re:	Davis Variable Account Fund, Inc. (40 Act File No.: 333-76407)

Dear Ms. Larkin:
This letter is in response to comments you provided on April 10, 2023, with respect to the 485(a) filing of Davis Variable Account Fund, Inc., as identified above. SEC comments are in bold. Registrant’s responses immediately follow.
1.
On page 8 of the prospectus, after “As an example, the Chinese government has taken certain actions that influence prices of goods and encouraged companies to invest in and has induced mergers in certain industries, and may take such actions or similar actions now or in the future,” please consider adding an example.

Below, please find language which we will add to “China Risk – Generally”:
As an example, the Chinese government has been purchasing small stakes (typically 1%) of technology companies which carry special voting rights giving it significant control over a company. Within China, the stakes are referred to as “special management shares,” and have become a common tool utilized by the state to exert influence over such companies.
2.	Is it possible to quantify the exposure to VIEs?
The exposure to VIEs in Davis Value Portfolio is not material.
3.	Does the adviser have any concerns about liquidity (if answer to (2) above is yes)?
N/A. The adviser does not have concerns about liquidity in Davis Value Portfolio.
Davis Variable Account Fund, Inc. (the “Registrant”) acknowledges that:
1.	The Registrant is responsible for the accuracy and adequacy of the disclosures in the Registrant’s filings;
2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Registrant’s filings or in response to staff comments on Registrant’s filings.
Please call the undersigned at (520) 434-3793 with any comments or questions.
Respectfully,
/s/ Lisa Cohen
     Lisa Cohen
     Vice President and Secretary